NEWGOLD INC.




June 6, 2006



Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549


Attn:   Jeff Jaramillo
        Mail Stop 3651


Re:     Newgold, Inc. Form 10KSB/A for the Fiscal Year Ending January 31, 2005


Dear Mr. Jaramillo

On behalf of Newgold, Inc., a Delaware corporation (the "Company"), I wish to acknowledge on behalf of the Company that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above- referenced filing; and

         o the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.


Sincerely yours,


Newgold, Inc.

/s/ A. SCOTT DOCKTER

A. Scott Dockter, President











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